

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 24, 2015

<u>Via E-mail</u>
Mikhail Gurfinkel
President
Iron Sand Corp.
1999 Broadway, Suite 3700
Denver, CO 80202

   Re: **Iron Sands Corp.**
      Form 8-K
      Filed September 1, 2015
      File No. 000-54477

Dear Mr. Gurfinkel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Tom Kluck

              Tom Kluck
              Legal Branch Chief
              Office of Real Estate and
              Commodities

cc: Brian Caid, Esq. (*via E-mail*)